(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25
Commission File Number: 0-12104 CUSIP Number: 452907108

NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Immunomedics, Inc.

Full name of registrant

Former name if applicable

300 American Road

Address of principal executive office (Street and number)

Morris Plains, New Jersey 07950

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Immunomedics, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2005 (the “Form 10-Q”) without unreasonable effort or expense. The delay relates solely to a technical accounting issue involving the process of determining the derivative accounting treatment and valuation attributable to the make-whole interest payment provisions in the Company’s 5% Senior Convertible Notes due 2008, which were issued in April 2005 (the “5% Notes”). The Form 10-Q is currently being prepared and will be filed no later than the fifth calendar day following the February 9, 2006 due date of the Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gerard G. Gorman (Name)	(973) (Area Code)	605-8200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Exhibit A attached hereto and forming a part hereof.

Immunomedics, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 9, 2006	By:	/s/ Gerard G. Gorman
		Name: Title:	Gerard G. Gorman Chief Financial Officer

EXHIBIT A

PART IV

OTHER INFORMATION

(3)	For the three months period ended December 31, 2005, the Company expects revenues of $463,000, a decrease of $536,000 from revenue of $999,000 in the comparable quarter last year. For the six months period ended December 31, 2005, the Company expects to report total revenue of $885,000, a decrease of $1,230,000 from revenue of $2,115,000 in the comparable period last year. The delay in the Company’s filing is solely the result of a technical accounting issue involving the process of determining the derivative accounting treatment and valuation attributable to the make-whole interest payment provisions in the Company’s 5% Notes. As a result, the Company cannot currently determine the amount of its operating loss for the three and six months ended December 31, 2005.